THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)
 (Stock Code: 00525)
REMOVAL AND ELECTION OF DIRECTORS AND SUPERVISORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice dated 13 April 2011 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 2 June 2011, at 9:30 a.m. is set out on pages 9 to 12 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) before 12 May 2011. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).
13 April 2011

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)
 (Stock Code: 00525)

board of Directors:	Registered office:
Executive Directors Xu Xiaoming Shen Yi Luo Qing	No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010

Non-executive Directors Guo Zhuxue Li Liang Yu Zhiming

Independent Non-executive Directors Dai Qilin Wilton Chau Chi Wai Lu Yuhui
13 April 2011
Dear Shareholder(s),
REMOVAL AND ELECTION OF DIRECTORS AND SUPERVISORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A.	INTRODUCTION
The purpose of this circular is to (i) provide you with information reasonably necessary to enable you to make a decision on whether to vote for or against the ordinary resolutions to be proposed at the annual general meeting (“AGM”) of Guangshen Railway Company Limited (the “Company”) which will be convened for the purpose of considering and, if thought fit, approving, among others, (i) the proposed changes in directors and supervisors; and (ii) give you the notice of the AGM.

LETTER FROM THE BOARD

b.	PROPOSED CHANGES IN DIRECTORS AND SUPERVISORS
The Company intends to remove the fifth session of the board of directors and the fifth board of directors with effect from the AGM, and to appoint the sixth session of the board of directors of the Company (the “board”) and supervisors of the sixth session of supervisory committee of the Company (the “Supervisory Committee”) as well as approve their proposed remuneration. In accordance with its articles of association, the Company has received a written notice from Guangzhou Railway (Group) Company (“GR Company”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company, which has nominated the candidates of the Board and Supervisory Committee and their respective proposed remuneration. The Company shall adopt the cumulative voting system in respect of the voting of its directors and supervisors in accordance with the Company’s “Rules for the Implementation of the Cumulative Voting System”. The biographies of the nominated candidates of the Board and Supervisory Committee are set out below.

Nominated Executive and Non-Executive Directors

Xu Xiaoming, aged 55, has a university degree and is a senior engineer. Mr. Xu has many years of experience in the railway field. He has worked at the Zhengzhou Railway Bureau and served as a technician of the Xinyang telecommunication section, an engineer of the telecommunication department and vice section chief of Zhengzhou telecommunication section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. He has served in various managerial positions, including assistant of sub-administration director and deputy sub-administration director of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, deputy director of Zhengzhou Railway Bureau, deputy director-general of Transportation Bureau of Ministry of Railways and director of Basic Standards Department and the General Chief of Command and Control of Ministry of Railway. He has been Chairman and Secretary of CPC Committee of GRGC since May 2010. Mr. Xu does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Guo Zhuxue, aged 44, has a university degree and is a senior engineer. Mr. Guo has worked at Chengde station and the Central Control Office of Beijing Sub- bureau of Beijing Railway Bureau. He has served as a dispatcher of Central Control Department of Transportation Command Center, deputy director and director of Central Control Division of Central Control Department, and deputy director of Central Control Department of Transportation Bureau of Ministry of Railway. He has been vice Chairman, General Manager and Deputy Secretary of CPC Committee

LETTER FROM THE BOARD

of GRGC since January 2008. Mr. Guo does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Shen Yi, aged 55, has a university degree and is a political officer. Mr. Shen has many years of experience in railway departments. He has served in various managerial positions, including vice section chief of Guangzhou Mechanical Section of Guangzhou Sub-bureau of Guangzhou Railway Bureau, director of the Political Department of Guangzhou Railway Sub-bureau, secretary of Chinese Youth League of Guangzhou Railway Bureau, secretary of CPC Central Committee for Discipline Inspection and Deputy General Manager of Guangmeishan Railway Company, General Manager of Hong Kong Kai Man Trading Company Limited, General Manager of Guangmeishan Railway Company Limited, General Manager of Huaihua headquarter of GRGC, director of Huaihua Railway Office and General Manager of Shichang Railway Company Limited. He has been General Manager and secretary of the Party Working Committee of the Company since October 2008. Mr. Shen does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Li Liang, aged 50, has a university degree and is an engineer. Mr. Li has served as section chief of Anyang engineering section of Xinxiang Sub-bureau of Zhengzhou Railway Bureau, section chief of Xinxiang engineering section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, deputy sub-administration director of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, deputy sub-administration director of Wuhan Sub-bureau of Zhengzhou Railway Bureau and deputy director of Wuhan Railway Bureau. He has been Executive Deputy General Manager and a member of the CPC Standing Committee of GRGC since December 2006. Mr. Li does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Yu Zhiming, aged 52, has obtained a master’s degree in engineering and is a senior accountant. Mr. Yu has worked in the Wuhan Sub-bureau of Zhengzhou Railway Bureau. He has served as deputy section chief of the Finance Section of Wuhan Sub- bureau of Zhengzhou Railway Bureau, deputy sub-division director, acting sub- division director and sub-division director of the Finance sub-division of Wuhan Sub-bureau of Zhengzhou Railway Bureau, director of the Finance Division of Wuhan Railway Bureau, director of the Finance Department and Capital Settlement Center of Wuhan Railway Bureau, and standing vice-director of Capital Settlement Center of Ministry of Railway. Since April 2008, he has been chief accountant of GRGC. Mr. Yu does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

LETTER FROM THE BOARD

Luo Qing, aged 46, has a university degree and is a political officer. Mr. Luo has served as a football player of Guangdong Physical Culture and Sports Team, secretary of Sports Association of Guangzhou Sub-bureau of Guangzhou Railway Bureau, coach of the Trade Union Sports Association of Yangcheng headquarter of GRGC, secretary-general of Locomotive Sports Association of Yangcheng headquarter of GRGC, secretary-general of Locomotive Sports Association of GRGC, the Chief of the organization department of GRGC and Chairman of the Trade Union of the Company. He has been deputy secretary of the Party Working Committee, secretary of Discipline Working Committee and Chairman of the Trade Union of the Company since May 2010. Mr. Luo does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Nominated Independent Non-Executive Directors

Lu Minlin, aged 57, graduated from University of Wisconsin-Madison and obtained a L.L.M. degree from the University of Hong Kong and a J.D. degree from the University of California. He has professional qualifications in accounting, finance, real estate and hospitality fields. Mr. Lu is a chartered accountant of U.K. and Canada. He is a licensed with the Securities and Futures Commission as a Type 6 responsible officer (advising on corporate finance). Mr. Lu has served as a Director and strategy consul tant of multinational financial corporations and emerging international corporations. Currently, he is in charge of an investment and corporate financing entity which has offices in London and Hong Kong. He concurrently serves as a non-executive Chairman of Luk Fook Holdings (International) Limited, a non-executive Director and Vice Chairman of Asian Capital Resources (Holdings) Limited, and an independent non-executive Director of Shanghai Zendai Property Limited (all these companies have been listed in Hong Kong).

Liu Xueheng, aged 37, obtained an MBA degree from Cambridge University. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong since 2000, an executive Director of Partners Capital International Limited since 2002, an executive Director of Vision Finance Group Limited since June 2006 and an executive Director of Beijing Properties (Holdings) Limited since January 2011 which has been listed in Hong Kong.

LETTER FROM THE BOARD

Liu Feiming, aged 41, graduated from Hefei Industrial University, majoring in management engineering. Ms. Liu obtained a master’s degree in economics from Nankai University in July 1997 and a doctor’s degree in international economics from Nankai University in July 2007. From August 1989 to February 1994, she worked in the Administrative Office of Anhui Huainan Chemistry Industrial Company. She has served as Finance Manager of Hengxing Electronic Science (Shenzhen) Co., Ltd since March 1994, Finance Manager of China Motion Telecom Group Limited since May 1996 and Vice President of China Motion Telecom International Limited since October 2002. She is currently a Director and Vice President of Finance of Shanghai Group (Shenzhen) Limited Company and has been since April 2004.

Nominated Supervisors

Xu Ling, aged 55, graduated with a university degree and is a senior political officer. Mr. Xu served in various managerial positions in GRGC as well as Huaihua headquarter of GRGC. He has served as deputy secretary of Chinese Youth League of Guangzhou Railway Bureau, secretary of CPC General Branch of Guangzhou Railway Materials Factory of Guangzhou Railway Bureau, Chairman of the Trade Union of directly subordinate organs of the Huaihua headquarters of GRGC, deputy secretary of CPC Central Committee for Discipline Inspection and director of supervisory division of GRGC, deputy secretary and secretary of CPC Committee of the Huaihua headquarter of GRGC, secretary of the Party Working Committee and director of Huaihua railway office of GRGC, and director and secretary of the Party Working Committee of Changsha and Huaihua Railway Office of GRGC. From March 2010 until now, he has been deputy secretary of CPC Committee and secretary of CPC Central Committee for Discipline Inspection of GRGC. Mr. Xu does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Chen Shaohong, aged 44, has a university degree and is an economist. Mr. Chen has served as an assistant lecturer and secretary of Communist Youth League of Guangzhou Railway Machinery School of Guangzhou Railway Bureau, secretary of Retired Staff Division of GRGC, senior staff member, deputy section chief, section chief and deputy director of the Corporate Management Office of GRGC, and deputy director and director of Corporate and Legal Affairs Department of GRGC. Since June 2008, he has been vice-chief economist and director of Corporate and Legal Affairs Department of GRGC. Mr. Chen does not own any shares of the Company and has not been punished by China Securities Regulatory Commission or any other authorities or any stock exchange.

LETTER FROM THE BOARD

Li Zhiming, aged 49, graduated with a university degree and is an accountant. Mr. Li has worked at the Hengyang Sub-bureau of Guangzhou Railway Bureau. He has served as a principal accounting staff and an accountant of the Finance Division of Changsha Sub-bureau of Guangzhou Railway Bureau, deputy director and director of the Finance Department of Changsha headquarter of GRGC, director of the Finance Sub-division of Changsha Railway Company, director of the Finance Office of Changsha Railway Office and deputy director of Audit Division of GRGC (take charge of the work). He has served as director of Audit Division of GRGC since April 2006. Mr. Li does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Shen Jiancong, aged 42, graduated with a university degree and is an economist. Mr. Shen has worked at the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau. Then, he has served as secretary of Chinese Youth League of such mechanical refrigerator car depot, deputy director and director of Division of Personnel of GRGC, deputy director of Division of Human Resources of GRGC, director of Organization Department of Party Committee of GRGC, and secretary of CPC Committee and vice stationmaster of Shenzhen station of Guangshen Railway Company Limited. He has been director of Division of Human Resources and director of Organization Department of Party Committee of GRGC since March 2011. Mr. Shen does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

The term of office for the directors and supervisors shall be from the 2010 AGM to the 2013 AGM. The GR Company has proposed the remuneration and allowance package for the sixth session of the Board and the sixth session of the Supervisory Committee such that the salary and allowance of independent non-executive directors (in China) to be RMB100,000 per annum and RMB12,000 per annum respectively, that the salary and allowance of independent non-executive directors (outside China) to be HK$150,000 per annum and HK$18,000 per annum respectively, and further, the annual allowance for each of the Chairman and Chief Executive Officer is proposed to be RMB18,000 and the annual allowance for other directors is proposed to be RMB12,000. Supervisors of the GR Company are proposed to receive an annual allowance of RMB12,000. Supervisors who serve office in the Company shall receive an annual allowance which is proposed to be RMB10,000.

LETTER FROM THE BOARD

Each independent non-executive director, pursuant to the listing rules of the Shanghai Stock Exchange, is required to make declarations of independence in respect of each of their relationships with the Company, and accordingly, have made such declarations of independence to the Shanghai Stock Exchange. Such declarations can be viewed on the Shanghai Stock Exchange’s website at: http:www.sse.com.cn.

Save as disclosed above, each of Xu Xiaoming, Guo Zhuxue, Shen Yi, Li Liang, Yu Zhiming, Luo Qing, Lu Minlin, Liu Xueheng, Liu Feiming, Xu Ling, Chen Shaodong, Li Zhiming and Shen Jiancong has (i) no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company, (ii) no interest in the shares of the Company within the meaning of part XV of the Securities and Futures Ordinance, and (iii) does not have any other directorship held in listed public companies in the last three years or in members of the Group (as defined in the Listing Rules).

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there is no other matter relating to the appointment of Xu Xiaoming, Guo Zhuxue, Shen Yi, Li Liang, Yu Zhiming, Luo Qing, Lu Minlin, Liu Xueheng, Liu Feiming, Xu Ling, Chen Shaodong, Li Zhiming and Shen Jiancong that needs to be brought to the attention of the shareholders of the Company.

C.	ANNUAL GENERAL MEETING
Holders of the H shares of the Company are advised that the registers of members of the Company’s H shares will be closed from 3 May 2011 and 2 June 2011 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for registration by 4:30 p.m. on 29 April 2011.

Shareholders of the Company whose names appear on the registers of members of the Company on 29 April 2011, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

LETTER FROM THE BOARD

A notice convening the AGM is set out on pages 9 to 12 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 12 May 2011. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

Yours faithfully, Xu Xiaoming Chairman

NOTICE OF ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China)
 (Stock Code: 00525)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “AGM”) of
Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on
2 June 2011, in the conference room of the Company at 3/F, No. 1052 Heping Road, Shenzhen,
Guangdong Province, the People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following matters:
ORDINARY RESOLUTIONS
1.	THAT the work report of the board of directors of the Company (the “board”) for 2010 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2010 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2010 be and is hereby reviewed and approved;

4.	THAT the proposed profits distribution of the Company for 2010 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2011 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2011 and to authorize the board of directors and the audit committee to determine its remuneration be and is hereby reviewed and approved;

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2011 and to authorize the board of directors and the audit committee to determine its remuneration be and is hereby reviewed and approved;

NOTICE OF ANNUAL GENERAL MEETING

8.	THAT the appointment of the executive directors of the sixth session of the board of directors of the Company be and is hereby reviewed and approved (see Proposed Changes in Directors and Supervisors from pages 2 to 4 of this circular for the biographies of the candidates);
8.1	To elect Xu Xiaoming as executive director of sixth session of the board of directors of the Company,

8.2	To elect Guo Zhuxue as executive director of sixth session of the board of directors of the Company,

8.3	To elect Shen Yi as executive director of sixth session of the board of directors of the Company,

8.4	To elect Li Liang as executive director of sixth session of the board of directors of the Company,

8.5	To elect Yu Zhiming as executive director of sixth session of the board of directors of the Company,

8.6	To elect Luo Qing as executive director of sixth session of the board of directors of the Company.
9.	THAT the appointment of independent non-executive directors of the sixth session of the board of directors of the Company be and is hereby reviewed and approved (see Proposed Changes in Directors and Supervisors from pages 4 to 5 of this circular for the biographies of the candidates);
9.1	To elect Lu Minlin as independent non-executive director of the sixth session of the board of directors of the Company,

9.2	To elect Liu Xueheng as independent non-executive director of the sixth session of the board of directors of the Company,

9.3	To elect Liu Feiming as independent non-executive director of the sixth session of the board of directors of the Company.

NOTICE OF ANNUAL GENERAL MEETING

10.	THAT the appointment of the supervisors of the sixth session of the supervisory committee of the Company be and is hereby reviewed and approved (see Proposed Changes in Directors and Supervisors from pages 5 to 7 of this circular for the biographies of the candidates);
10.1	To elect Xu Ling as supervisor of the sixth session of the supervisory committee of the Company,

10.2	To elect Chen Shaohong as supervisor of the sixth session of the supervisory committee of the Company,

10.3	To elect Li Zhiming as supervisor of the sixth session of the supervisory committee of the Company,

10.4	To elect Shen Jiancong as supervisor of the sixth session of the supervisory committee of the Company.
11.	THAT the remuneration and allowance of directors of the sixth session of the board of directors of the Company be and is hereby reviewed and approved; and

12.	THAT the allowance of supervisors of the sixth session of the supervisory committee of the Company be and is hereby reviewed and approved.
Notes:
(1)	The Company intends to remove the fifth session of the board of directors and the fifth board of directors with effect from the AGM, and to appoint the sixth session of the board of directors of the Company (the “board”) and supervisors of the sixth session of supervisory committee of the Company (the “Supervisory Committee”) as well as approve their proposed remuneration. In accordance with its articles of association, the Company has received a written notice from Guangzhou Railway (Group) Company (“GR Company”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company, which has nominated the candidates of the Board and Supervisory Committee and their respective proposed remuneration.

(2)	Holders of the H shares of the Company are advised that the registers of members of the Company’s H shares will be closed from 3 May 2011 and 2 June 2011 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for registration by 4:30 p.m. on 29 April 2011.

Shareholders of the Company whose names appear on the registers of members of the Company on 29 April 2011, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

NOTICE OF ANNUAL GENERAL MEETING

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 12 May 2011 (Thursday).

(6)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travel, accommodation and other related expenses.

Registered Office of the Company: No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Telephone: 86-755-25587920 or 25588146 Facsimile: 86-755-25591480

(7)	As at the date hereof, the board of directors of the Company comprises three executive directors, namely Xu Xiaoming, Shen Yi and Luo Qing; three non-executive directors, namely Guo Zhuxue, Li Liang and Yu Zhiming; and three independent non-executive directors, namely Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.

By Order of the Board Guo Xiangdong Company Secretary
Shenzhen, the PRC
13 April 2011